BioPlus Acquisition Corp.

260 Madison Avenue

Suite 800

New York, New York 10026

October 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	BioPlus Acquisition Corp.

Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-271915

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BioPlus Acquisition Corp. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-4 (File No. 333-271915) initially filed with the Commission on May 15, 2023, together with all exhibits and amendments thereto (the “Registration Statement”), because the Company has elected not to proceed with the business combination contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact our legal counsel, Peter Byrne of Cooley LLP, at pbyrne@cooley.com.

Sincerely,

/s/ Ross Haghighat
Ross Haghighat
Chief Executive Officer, Chief Financial Officer and Director

cc:	Peter Byrne, Cooley LLP